Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Westport Innovations Inc. (“Westport”)

Suite 101, 1750 West 75 Avenue

Vancouver, British Columbia V6P 6G2

2.	Date of Material Change

September 1, 2015

3.	News Release

A joint news release with respect to the material change described herein was issued by Westport and Fuel Systems Solutions, Inc. (“Fuel Systems”) on September 1, 2015 through CNW Group and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is attached to this material change report as Schedule “A”.

4.	Summary of Material Change

On September 1, 2015, Westport, an Alberta corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fuel Systems, a Delaware corporation, and Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of Westport (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Fuel Systems (the “Merger”). In connection with the Merger, all of the outstanding shares of common stock, par value U.S.$0.001, of Fuel Systems (the “Fuel Systems Common Stock”) will be exchanged for common shares of Westport. Pursuant to the Merger Agreement, each outstanding share of Fuel Systems Common Stock will be converted into the right to receive 2.129 common shares of Westport (“Westport Shares”), subject to certain potential adjustments (the “Merger Consideration”). The transaction values Fuel Systems Common Stock at U.S.$7.54 per share, based on Westport’s closing trading price per Westport Share on August 31, 2015.

A copy of the Merger Agreement has been filed on SEDAR.

5.	Full Description of Material Change

The Merger Agreement

On September 1, 2015, Westport entered into the Merger Agreement with Fuel Systems and Merger Sub, pursuant to which Merger Sub will be merged with and into Fuel Systems, with Fuel Systems being the surviving entity. At the effective time of the Merger (the “Effective Time”), each outstanding share of Fuel Systems Common Stock will be cancelled and converted into the right to receive 2.129 (the “Exchange Ratio”) Westport Shares, subject to certain adjustments. No fractional Westport Shares will be issued as a result of the Merger, and holders of Fuel Systems Common Stock will receive cash in lieu of any fractional Westport Shares, if any.

Pursuant to the Merger Agreement, immediately prior to the Effective Time: (i) each in-the-money option to purchase Fuel Systems Common Stock (“Fuel Systems Option”) will automatically vest and become exercisable, and will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions (including any applicable award agreement or other agreement or document evidencing such Fuel Systems Option), except that such Fuel Systems Option will be exercisable for Westport Shares, as adjusted by the Exchange Ratio; (ii) each Fuel Systems restricted stock unit (“Fuel Systems RSU”) will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions (including applicable restrictions and vesting terms, and including any applicable award agreement or other agreement or document evidencing such Fuel Systems RSU), except that such Fuel Systems RSU will be converted into restricted stock units of Westport, as adjusted by the Exchange Ratio; (iii) each share of Fuel Systems restricted stock (“Fuel Systems Restricted Stock”) will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions (including applicable restrictions and vesting terms, including any applicable award agreement or other agreement or document evidencing such awards of Fuel Systems Restricted Stock), except that each share of Fuel Systems Restricted Stock will be converted into restricted shares of Westport, as adjusted by the Exchange Ratio; and (iv) each Fuel Systems phantom share (“Fuel Systems Phantom Share”) will become fully vested and all restrictions with respect thereto will automatically lapse, and each such Fuel Systems Phantom Share will be converted into an amount, payable in cash, equal to the product of: (a) the number of shares of Fuel Systems Common Stock subject to such Fuel Systems Phantom Share and (b) the difference between the per share dollar value of the Merger Consideration and the applicable “exercise price” for such Fuel Systems Phantom Share.

Each out-of-the-money Fuel Systems Option or Fuel Systems Phantom Share outstanding as of the Effective Time will automatically be cancelled and forfeited for no consideration without any action on the part of the holder of such Fuel Systems Option or Fuel Systems Phantom Share.

The Merger Agreement contains customary representations and warranties and covenants by each of Fuel Systems, Westport and Merger Sub, including, among other things, covenants with respect to the operation of the business of Fuel Systems, Westport and their respective subsidiaries, as applicable. The Merger Agreement also restricts the ability of Fuel Systems to (i) solicit, initiate, knowingly encourage or knowingly facilitate alternative acquisition proposals; (ii) engage in discussions or negotiations with, or furnish information to, any third party in connection with an alternative acquisition proposal or inquiry, except under certain circumstances; or (iii) approve or recommend an alternative acquisition proposal, or enter into any letter of intent, option agreement or other definitive agreement providing for or relating to an alternative acquisition proposal. In the event of an unsolicited proposal to acquire Fuel Systems on terms more favourable than the terms of the Merger, the board of directors of Fuel Systems may, in accordance with the Merger Agreement, change its recommendation with respect to the Merger, provided that such recommendation is made in good faith, after consultation with outside legal counsel, and the failure to do so would be inconsistent with its fiduciary duties under Delaware law.

The completion of the Merger is subject to certain conditions set forth in the Merger Agreement, including, among others: (i) the approval of the Merger Agreement, the Merger and all transactions contemplated thereby by a majority of all of the holders of Fuel Systems Common Stock; (ii) the affirmative vote of the majority of total votes cast by holders of Westport Shares to approve the Merger Consideration and the assumption by Westport of the Fuel Systems RSUs and Fuel Systems Restricted Stock; (iii) the absence of any law, order or injunction prohibiting the Merger, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of any required consent or expiration of any waiting period under other antitrust laws (collectively, the “Antitrust Conditions”); (iv) the Registration Statement on Form F-4 pursuant to which the Merger Consideration will have become effective; (v) receipt of authorization from the NASDAQ Stock Market and the Toronto Stock Exchange (the “TSX”) for the listing of the Westport Shares to be issued in connection with the Merger; (vi) receipt by Westport of the conditional acceptance of the TSX with respect to the transactions contemplated by the Merger Agreement; (vii) the accuracy of each party’s representation and warranties; (viii) each party’s compliance with its covenants and agreement contained in the Merger Agreement; and (ix) the absence any material event, circumstance, change or occurrence affecting the business, assets or operations of Westport or Fuel Systems, or that would, or would reasonably be expected to, prevent or materially impair the ability either party to complete the Merger.

Upon completion of the Merger, the board of directors of Westport will consist of ten directors, including three directors designated by Fuel Systems. Westport will continue to be headquartered in Vancouver, British Columbia and will, subject to an affirmative vote of not less than 66 2/3% of all votes cast in respect of the matter, be renamed “Westport Fuel Systems Inc.”. Following closing, the parties intend to implement a new business unit called “Fuel Systems Automotive and Industrial Group”, with headquarters for its automotive division in Cherasco, Italy and its industrial division in Santa Ana, California.

The Merger Agreement contains certain termination rights for each of Westport and Fuel Systems, including the right to terminate the Merger Agreement if the Merger is not consummated by April 30, 2016 (the “Outside Date”). The Outside Date is subject to an extension to August 31, 2016 in the event that the Antitrust Conditions are not satisfied prior to the Outside Date. Upon termination of the Merger Agreement under certain circumstances, Westport or Fuel Systems, as the case may be, is required to pay the other party a termination fee equal to U.S.$5,500,000 and/or all expenses incurred by the other party in connection with the Merger Agreement, the Merger and all transactions contemplated thereby.

Voting Agreements

Concurrently with the execution of the Merger Agreement, (i) Westport and Fuel Systems entered into a voting agreement (the “Douglas Voting Agreement”) with K&M Douglas Trust, James Douglas and Jean Douglas Irrevocable Descendants’ Trust, Douglas Family Trust and James E. Douglas (collectively, the “Douglas Shareholders”), holders of both Westport Shares and Fuel Systems Common Stock; and (ii) Westport entered into voting agreements (collectively, the “Voting Agreements”) with each of Mariano Costamagna and Becker Drapkin Management, L.P. and certain of its affiliates (collectively, “Becker Drapkin”), holders of Fuel Systems Common Stock.

Pursuant to the Douglas Voting Agreement, the Douglas Shareholders have agreed to vote: (i) their Fuel Systems Common Stock in favour of the Merger Agreement, the Merger and all transactions contemplated thereby; and (ii) their Westport Shares in favour of the Merger Consideration. Mr. Costamagna and Becker Drapkin have, pursuant to the applicable Voting Agreement, agreed to vote their Fuel Systems Common Stock in favour of the Merger Agreement, the Merger and all transactions contemplated thereby.

Important Information Regarding the Merger Agreement and Voting Agreements

The foregoing descriptions of the Merger, the Merger Agreement, the Douglas Voting Agreement and the Voting Agreements are not complete and are qualified in their entirety by reference to the Merger Agreement, the Douglas Voting Agreement and the Voting Agreements (collectively, the “Transaction Agreements”).

Each Transaction Agreement has been described to provide information regarding its terms and is not intended to provide any factual information about Westport, Merger Sub or Fuel Systems. In particular, the representations, warranties and covenants contained in each Transaction Agreement were made only for the purposes of such Transaction Agreement, were solely for the benefit of the parties to such Transaction Agreement, were made as of certain dates in some cases, and may be subject to limitations agreed upon by the parties thereto, including, in the case of the Merger Agreement, being qualified by information in disclosure letters (collectively, the “Disclosure Letters”) provided by each of Westport and Fuel Systems in connection with the entering into of the Merger Agreement. The Disclosure Letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in each Transaction

Agreement were used for the purpose of allocating risk among the parties thereto, rather than establishing matters of fact. Accordingly, the representations and warranties in the Transaction Agreements may not constitute the actual state of facts about the parties thereto. The representations and warranties set forth in each Transaction Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under securities laws. Therefore, the Transaction Agreements are described only to provide investors with information regarding the terms of the Transaction Agreements, and not to provide investors with any other factual information regarding the parties thereto or their respective businesses. Investors are not third-party beneficiaries under any Transaction Agreement and should not rely on the representations, warranties or covenants or any description thereof as characterizations of facts about, or the condition of, any of the parties thereto. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the applicable Transaction Agreement, which subsequent information may not be fully reflected in the public disclosure of Westport or Fuel Systems.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information concerning the material change described herein, please contact:

Darren Seed

Vice President, Capital Markets and Communications

Phone: (604) 718-2000

9.	Date of Report

September 10, 2015

SCHEDULE “A”

NEWS RELEASE

(attached)